

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 26, 2024

Abel Avellan
Chief Executive Officer
AST SpaceMobile, Inc.
Midland International Air & Space Port
2901 Enterprise Lane
Midland, Texas 79706

> **Re: AST SpaceMobile, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 11, 2024**
> **File No. 333-280110**

Dear Abel Avellan:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

Selling Stockholder, page 12

1. Please disclose the specific transactions that occurred on March 4, 2024 related to the Antares Reorganization. Please disclose if there were any agreements between the company, Antares and Invesat regarding the Antares Reorganization and, if so, file the agreements as exhibits or tell us why this is not required. Finally, in regard to the shares of Class A common stock issued to Antares, disclose the section of the Securities Act or rule under which an exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Crispino at 202-551-3456 or Mitchell Austin at 202-551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology